UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 9, 2019

(Date of Report (Date of earliest event reported))

 FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.   Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – Harbor Camel, LLC

On April 9, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,000,000, (the “HC Senior Loan”). The Borrower, Harbor Camel, LLC, a California limited liability company (“HC”), used the loan proceeds to acquire approximately 30,000 square feet of land located at 111 N. Harbor Blvd., San Pedro, CA 90731 (the “HC Property”). The HC Property is composed of eight parcels, which are improved with one commercial building and one billboard, which will be delivered occupied upon closing. HC plans to proceed through entitlement and permitting in order to develop an approximately 120-unit multifamily building.

HC is managed by the principals of Urban Stearns, Shy Cohen and Lee Rubinoff (the “Sponsors”). Since inception, the Sponsors and their team have developed over 1,500 multifamily units in California at an estimated value of over $50 million.

On the original closing date of the HC Senior Loan, HC was capitalized with approximately $1,400,000 of equity capital from the Sponsors.

The HC Senior Loan bears an interest rate of 9.75% per annum, with an amount equal to 9.75% per annum paid current on a monthly basis through the maturity date, April 9, 2020 (the “HC Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the HC Senior Loan amount, paid directly by HC.

HC has the ability to extend the HC Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and HC will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.75%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the HC Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 76.9%. The LTPP ratio is the amount of the HC Senior Loan divided by the land purchase price. As of its closing date, the HC Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 71.4%. The LTV ratio is the amount of the HC Senior Loan divided by the March 2019, third-party appraised value of the HC Property. There can be no assurance that such value is correct.

The HC Property is located in San Pedro, CA. The HC Property is approximately 0.5 mile south of Downtown San Pedro and approximately 23 miles south of Downtown Los Angeles. The HC Property is within close proximity to the new San Pedro Public Market development and the Port of Los Angeles.

As the HC Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 22, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: April 16, 2019